AB 8/25/2015

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 24 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Liberty Investment Counsel, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~815 Genesee Street~~ 700 Pilgrim Pkwy. Suite 300
(No. and Street)

~~Delafield~~ Elm Grove	WI	~~53018~~ 53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Peterson (262) 388-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty

OATH OR AFFIRMATION

I, Richard C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Investment Counsel, Ltd., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY INVESTMENT COUNSEL, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2015

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

LIBERTY INVESTMENT COUNSEL, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2015

Liberty Investment Counsel, Ltd.

Table of Contents

Year Ended June 30, 2015

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Liberty Investment Counsel, Ltd.

We have audited the accompanying financial statements of Liberty Investment Counsel, Ltd. (a Wisconsin corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Liberty Investment Counsel, Ltd.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Investment Counsel, Ltd. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying computation of net capital and aggregate indebtedness schedule has been subjected to audit procedures performed in conjunction with the audit of Liberty Investment Counsel, Ltd.'s financial statements. The supplemental information is the responsibility of Liberty Investment Counsel, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
August 13, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Liberty Investment Counsel, Ltd.
Statement of Financial Condition
June 30, 2015

Assets

	2015
Current Assets	
Cash	$ 11,502
Commissions receivable	1,600
Prepaid expenses	342
Refundable income taxes	120
Total Current Assets	13,564
Other Assets	
Deferred tax asset	1,739
Total Assets	$ 15,303

Liabilities and Stockholder's Equity

	2015
Current Liabilities	
Accounts payable	$ 4,000
Commissions payable	1,460
Total Current Liabilities	5,460
Stockholder's Equity	
Common stock	12,000
Less: Treasury stock	(6,000)
Retained earnings	3,843
Total Stockholder's Equity	9,843
Total Liabilities and Stockholder's Equity	$ 15,303

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Loss
Year Ended June 30, 2015

		2015
Revenue		
Commissions	$	22,906
Other revenue		1,216
		24,122
Expenses		
Accounting		4,000
Commissions to brokers		17,201
Registration and license fees		3,771
Total Expenses		24,972
Net Loss From Operations		(850)
Other Income		
Income tax deferred tax benefit		195
Net Loss	$	(655)

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2015

	Common Stock	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance, June 30, 2014	$ 12,000	$ 4,498	$ (6,000)	$ 10,498
Net Loss	-	(655)	-	(655)
Balance, June 30, 2015	$ 12,000	$ 3,843	$ (6,000)	$ 9,843

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Statement of Cash Flows
Year Ended June 30, 2015

	2015
Cash Flows from Operating Activities	
Net Loss	$ (655)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income tax benefit	(195)
Changes in operating assets and liabilities:	
Prepaid expenses	825
Accounts payable	3,175
Commissions payable	(555)
Net Cash Provided by Operating Activities	2,595
Net Increase in Cash	2,595
Cash - Beginning of year	8,907
Cash - End of year	$ 11,502

See notes to financial statements.

Liberty Investment Counsel, Ltd.
Notes to Financial Statements
Year Ended June 30, 2015

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Liberty Investment Counsel, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business Activity

The Company was incorporated in the State of Wisconsin on April 14, 1981. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of stocks, bonds, options, mutual funds, CD's, annuities and private placements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad. There were no accounts written off during the years ended June 30, 2015.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred income taxes for operating losses that are available to offset future taxable income.

The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. As of June 30, 2015, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before June 30, 2012. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before June 30, 2011.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company's net capital and required net capital were $6,042 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.90 to 1.

Note 3 - Common Stock

As of June 30, 2015, common stock consisted of 3,000 authorized, 3,000 issued and outstanding no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Treasury Stock

On February 28, 1982, the Company acquired 1,500 of the 3,000 issued and outstanding shares of common stock at a cost of $6,000.

Note 6 - Income Taxes

The Company has federal and state net operating loss carry forwards as of June 30, 2015 that will expire over the following years:

Year Ending June 30	Amount
2028	$ 103
2029	1,048
2031	162
2032	294
2033	688
2034	80
2035	850
Total	$ 3,122

The Company has a deferred tax asset of approximately $1,739 due to these net operating loss carry forwards.

The Company also has a contribution carryover of $4,650 that will expire on June 30, 2027.

Note 7 - Related Parties

During the year, the owner of the Company earned $13,260 in commissions. The commission payable at June 30, 2015 included $1,460 of commission due to the owner of the Company.

Note 8 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended June 30, 2015 through August 13, 2015, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Liberty Investment Counsel, Ltd.
Computation of Net Capital and Aggregate Indebtedness
Year Ended June 30, 2015

		2015
Net Capital Computation		
Stockholder's equity at year end	$	9,843
Deductions:		
Nonallowable assets:		
Commissions receivable		(1,600)
Other assets		(1,739)
Prepaid expense		(342)
Refundable income taxes		(120)
Net Capital	$	6,042
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	364
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	5,460
Aggregate Indebtedness	$	5,460
Ratio of Aggregate Indebtedness to Net Capital		0.90 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	7,642
Net changes per audit:		
12b(1) fees in accounts receivable/other		(1,600)
Net Capital	$	6,042

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA

Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA

William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Liberty Investment Counsel, Ltd.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Liberty Investment Counsel, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Investment Counsel, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Liberty Investment Counsel, Ltd. stated that Liberty Investment Counsel, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Investment Counsel, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Investment Counsel, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
August 13, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

LIBERTY INVESTMENT COUNSEL, LTD.
Member S.I.P.C. & FINRA
815 Genesee Street
P.O. Box 128
Delafield, WI 53018
262-264-7610
lic@wi.rr.com

Rule 15c3-3 Exemption Report

Liberty Investment Counsel, Ltd. (LIC) is exempt from compliance reporting under SEC Rule 15c3-3 since it meets the provision set forth in paragraph (k)section(2)(i) : Special Account for the Exclusive Benefit of customers maintained. This account (#00-255-587) is at Tri-City National Bank. It has never been used since Liberty does not accept client investment checks. Those checks are made payable directly to the mutual fund to be invested in, or insurance company – in the case of variable annuities. There have been no exceptions to this policy during the past fiscal year - 7/1/14- 6/30/15.

Richard Peterson 7/27/15
President